Exhibit 23.1

Deloitte & Touche LLP
600 Renaissance Center
Suite 900
Detroit, MI 48243-1895
USA
Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 of our reports dated February 25, 2011 (March 31, 2011 as to the earnings per share information described in Note 1, Description of Business and Significant Accounting Policies, and Note 20, Equity and Earnings per Common Share), relating to the consolidated financial statements of Ally Financial Inc., and the effectiveness of Ally Financial Inc.’s internal control over financial reporting, appearing in the Preliminary Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Preliminary Prospectus.

/s/ Deloitte & Touche LLP

March 31, 2011